September 20, 2006

Elizabeth Plaza
Chief Executive Officer
Pharma-Bio Serv, Inc.
Sardinera Beach Building Suite 2
Marginal Costa de Oro
Dorado, PR 00646

Re: Pharma-Bio Serv, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed September 6, 2006
Registration No. 333-132847

Dear Ms. Plaza:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment number 2. Please confirm that you will include a fixed price, rather than a range, in the final prospectus delivered to investors, consistent with Item 501(a)(9)(iv) of Regulation S-B.

Registration Statement Fee Table

2.   We have reviewed your response to our prior comment number 3; however, footnote (1) to your fee table continues to refer to the average exercise price of the warrants. Please tell us why you believe it is appropriate to use an average of the warrant exercise prices rather than stating each warrant exercise price, and the number of warrants subject to each price, separately.

Selling Stockholders, page 15

3.   We note your response to our prior comment number 10; however, we are unable to locate new disclosure describing the services San Juan Holdings provided in exchange for the stock and warrants. Please revise or advise.

Principal Customers, page 29

4.   We have reviewed your response to our prior comment number 14 and we continue to believe that the contracts must be filed as exhibits to your registration statement. Item 601(b)(10)(i)(B) of Regulation S-B specifically requires you to file any contract upon which your business is substantially dependent, including contracts with principal customers. If you wish to request confidential treatment for portions of the contracts not previously publicly disclosed, you may do so under Rule 406 of Regulation C; however, confidential treatment will not be available for any terms that are material to investors or otherwise required to be disclosed. For further guidance, refer to Staff Legal Bulletin No. 1. In addition, please be advised that all comment letters and responses are made public on the SEC's website after we complete our review. See Commission Press Release dated June 24, 2004, which is available at www.sec.gov.

5.   In light of the preceding comment, please revise your disclosure to identify the customers currently identified as A, B, and C.

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

6.   We note that the audit report does not appear to be signed by your independent accountants. Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm, Kevane Soto Pasarell Grant Thornton LLP, at the time of this filing, in accordance with Rule 302 of Regulation S-T. If a manually signed audit report was properly obtained, revise the report to include a conforming signature preceded by the /s/ designation in accordance with Rule 302 of Regulation S-T and as required by Article 2-02 of Regulation S-X.

Statements of Income, page F-4

7.   We have reviewed your responses to prior comments 15 and 19. It appears that you have not filed an amended Form 10-QSB for the quarter ended January 31, 2006 to update your weighted average shares outstanding and earnings per common share amounts as you indicated in your response. Please file the amended report and supplementally provide us with your weighted average shares outstanding calculation for all periods included in your Forms 10-QSB for the quarters ended January 31, 2006 and April 30, 2006.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Sledge at (202) 551-3473 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Asher S. Levitsky., Esq. (*via facsimile*)
Sichenzia Ross Friedman Ference LLP